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Exhibit (a)(3)

June 26, 2009

Dear Fellow Shareholders:

On June 22nd, 2009, Tiberius Capital II, LLC (Tiberius) issued a press release and filed with the Securities and Exchange Commission an amended Tender Offer Statement announcing that it was revising its tender offer to purchase approximately 51% of the outstanding shares of MathStar, Inc. for $1.15 per share by extending the tender offer term by approximately 24 hours and waiving the condition that Tiberius must control MathStar's Board of Directors.

The MathStar Board of Directors continues to recommend AGAINST shareholders tendering their MathStar shares to Tiberius for the following reasons:

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  The Tiberius tender offer is a blatantly inadequate offer. The successful completion of the tender offer would result in Tiberius paying approximately $5.3 million to obtain 51% of MathStar's common stock and control of MathStar's cash and securities in the amount of $14.0 million, plus MathStar's intellectual property, representing at least a 62% discount.

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  MathStar believes that Tiberius is attempting to mislead MathStar shareholders as to the value of MathStar's technology. In its June 22 press release, Tiberius states that the market has "rejected the technology." Yet in its original Tender Offer Statement and press release dated June 1, 2009, Tiberius states that its potential strategies for MathStar include exploiting MathStar's technology assets. In addition, in conversations between John M. Fife of Tiberius and Douglas M. Pihl of MathStar held in May 2009, Mr. Fife told Mr. Pihl that Tiberius wanted to retain Mr. Pihl to sell MathStar's technology, which indicates that as recently as May 2009 Tiberius believed that the technology has value.

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  MathStar believes that Tiberius is attempting to mislead MathStar's shareholders as to the value of MathStar's net operating loss carryforwards ("NOLs"). In its June 22 press release, Tiberius characterizes the desire of the MathStar Board to preserve the NOLs as a "pipe dream." Yet in the conversations between Mr. Pihl and Mr. Fife in May, Mr. Fife discussed with Mr. Pihl Mr. Fife's desire and detailed plan to preserve the NOLs, indicating that he believed they had value.

We reiterate that MathStar's Board continues to conduct due diligence on two potential opportunities that we believe could enhance shareholder value. Although we cannot make any assurances, we are optimistic that one of these opportunities could result in a transaction proposal to shareholders.

The Board's reasons for recommending that you reject the Tiberius tender offer are explained in more detail in MathStar's Solicitation/Recommendation Statement on Schedule 14D-9, as amended (MathStar Statement) filed with the Securities and Exchange Commission (SEC). You may review and obtain copies of the MathStar Statement and all amendments thereto free of charge at the SEC's website at http://www.sec.gov. You may also obtain copies of the MathStar Statement at http://www.mathstar.com or by contacting calling MathStar's information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY) and requesting a copy.

We have engaged outside advisors to analyze the business plans, the technology and the market opportunity for each approach as well as to perform due diligence and to assist in negotiations. The MathStar Board believes, assuming successful due diligence and the negotiation of favorable transaction terms, each of these opportunities offers the potential to create more value than the Tiberius tender offer. We will provide you with additional information should either of these alternatives result in a definitive agreement.

Thus, we urge you not to tender your shares to Tiberius. To reject the Tiberius tender offer, you do not need to take any action.

Sincerely,

Douglas M. Pihl
Chairman, Chief Executive Officer and President

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  Exhibit (a)(3)